Buenos Aires, June 19th, 2020

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: Relevant Event. Convening of a Shareholders’ Meetings.

Dear Sirs:

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) to inform that on the date hereof the Board of Directors of the Company resolved to convene a new Ordinary and Extraordinary General Shareholders’ Meeting for August 7th, 2020 at 11 am for its first call, and the Ordinary Meeting at 12 pm for its second call. Such meeting will be held (i) on-site at the Company offices located in Maipú 1, City of Buenos Aires; or (ii) virtually according to the terms of General Resolution 830/2020 of the Comision Nacional de Valores by Microsoft Teams.

Sincerely,

Victoria Hitce

Head of Market Relations